Exhibit 35.5

[EverBank Logo]

1123 Servicer Compliance Statement

Transactions Listed With SEC

I, Michael C. Koster, Executive Vice President of EverBank, certify that:

(a)	A review of EverBank (the “Servicer”) activities during the period ending December 31, 2014, (“Reporting Period”) and of its performance under the applicable servicing agreement as Identified on Schedule A has been made under my supervision.

(b)	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

February 26, 2015

By:	/s/ Michael C. Koster

Name:	Michael C. Koster

Title:	Executive Vice President

Schedule A

Transactions Listed with the SEC 2014

Deals in full compliance

Security or Deal	Master Servicer or Trustee or Investor
SEMT 2013-1	Wells Fargo Bank – Master Servicer Christina Trust - Trustee